111 Congress Avenue, Suite 1400
Austin, TX  78701-4043
512.472.5456

Chauncey M. Lane
Direct: 512.479.1190
Direct fax: 512.226.7223
Chauncey.Lane@huschblackwell.com

May 15, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           SMSA Gainesville Acquisition Corp.
Item 4.01 Form 8-K
Filed May 9, 2014
File No. 000-53803

Ladies and Gentlemen:

On behalf of the Company, we file the enclosed Amended Current Report on Form 8-K.  The amendment contains the following changes:

1.	In response to your Comment 1, we have disclosed that the resignation of Goldman Accounting was approved by the Company’s board of directors.

2.
In response to your Comment 2, we have disclosed that there were no disagreements during the subsequent interim period between December 31, 2013 and the date of Goldman Accounting’s resignation on May 5, 2014.

3.
In response to your Comment 3, we have disclosed there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K for the two most recently completed fiscal years and the subsequent interim period between December 31, 2013 and the date of Goldman’s resignation on May 5, 2014.

4.	In response to your Comment 4, we have included an updated Exhibit 16 letter with the Amended Current Report on Form 8-K.

If you have any questions or comments, please contact me at 512-479-1190.

Regards,

/s/ Chauncey M. Lane

Chauncey M. Lane